UNITED STATES BANKRUPTCY COURT

DISTRICT OF   DELAWARE

In Re. PLx Pharma Inc.   §   Case No. 23-10456

                                                         §
                                                         §   Lead Case No. 23-10456
_____   §
                  Debtor(s)   §

                                                                  ☒ Jointly Administered

Monthly Operating Report

Chapter 11

Reporting Period Ended: 04/30/2023   Petition Date: 04/13/2023

Months Pending: 1   Industry Classification: | 3 | 2 | 5 | 4 |

Reporting Method: Accrual Basis ⦿   Cash Basis ◯

Debtor's Full-Time Employees (current):   0

Debtor's Full-Time Employees (as of date of order for relief):   0

Supporting Documentation (check all that are attached):

(For jointly administered debtors, any required schedules must be provided on a non-consolidated basis for each debtor)

☒   Statement of cash receipts and disbursements
☒   Balance sheet containing the summary and detail of the assets, liabilities and equity (net worth) or deficit
☒   Statement of operations (profit or loss statement)
☐   Accounts receivable aging
☐   Postpetition liabilities aging
☐   Statement of capital assets
☐   Schedule of payments to professionals
☐   Schedule of payments to insiders
☐   All bank statements and bank reconciliations for the reporting period
☐   Description of the assets sold or transferred and the terms of the sale or transfer

/s/ Shane M. Reil   Shane M. Reil
Signature of Responsible Party   Printed Name of Responsible Party

05/22/2023
Date

                                                         1000 North King Street, Wilmington, DE 19801
                                                         Address

STATEMENT: This Periodic Report is associated with an open bankruptcy case; therefore, Paperwork Reduction Act exemption 5 C.F.R. § 1320.4(a)(2) applies.

UST Form 11-MOR (12/01/2021)   1

Debtor's Name PLx Pharma Inc.   Case No. 23-10456

Part 1: Cash Receipts and Disbursements	Current Month	Cumulative
a. Cash balance beginning of month	$0	
b. Total receipts (net of transfers between accounts)	$0	$0
c. Total disbursements (net of transfers between accounts)	$0	$0
d. Cash balance end of month (a+b-c)	$0	
e. Disbursements made by third party for the benefit of the estate	$0	$0
f. Total disbursements for quarterly fee calculation (c+e)	$0	$0

Part 2: Asset and Liability Status (Not generally applicable to Individual Debtors. See Instructions.)	Current Month
a. Accounts receivable (total net of allowance)	$0
b. Accounts receivable over 90 days outstanding (net of allowance)	$0
c. Inventory (Book ◉ Market ○ Other ○ (attach explanation))	$0
d Total current assets	$0
e. Total assets	$0
f. Postpetition payables (excluding taxes)	$0
g. Postpetition payables past due (excluding taxes)	$0
h. Postpetition taxes payable	$0
i. Postpetition taxes past due	$0
j. Total postpetition debt (f+h)	$0
k. Prepetition secured debt	$0
l. Prepetition priority debt	$0
m. Prepetition unsecured debt	$0
n. Total liabilities (debt) (j+k+l+m)	$0
o. Ending equity/net worth (e-n)	$0

Part 3: Assets Sold or Transferred	Current Month	Cumulative
a. Total cash sales price for assets sold/transferred outside the ordinary course of business	$0	$0
b. Total payments to third parties incident to assets being sold/transferred outside the ordinary course of business	$0	$0
c. Net cash proceeds from assets sold/transferred outside the ordinary course of business (a-b)	$0	$0

Part 4: Income Statement (Statement of Operations) (Not generally applicable to Individual Debtors. See Instructions.)	Current Month	Cumulative
a. Gross income/sales (net of returns and allowances)	$0	
b. Cost of goods sold (inclusive of depreciation, if applicable)	$0	
c. Gross profit (a-b)	$0	
d. Selling expenses	$0	
e. General and administrative expenses	$0	
f. Other expenses	$0	
g. Depreciation and/or amortization (not included in 4b)	$0	
h. Interest	$0	
i. Taxes (local, state, and federal)	$0	
j. Reorganization items	$0	
k. Profit (loss)	$0	$0

UST Form 11-MOR (12/01/2021)   2

Debtor's Name PLx Pharma Inc.   Case No. 23-10456

Part 5:	Professional Fees and Expenses					
			Approved Current Month	Approved Cumulative	Paid Current Month	Paid Cumulative
a.	Debtor's professional fees & expenses (bankruptcy) *Aggregate Total*		$0	$0	$0	$0
	Itemized Breakdown by Firm					
	Firm Name	Role				
i			$0	$0	$0	$0
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			Approved Current Month	Approved Cumulative	Paid Current Month	Paid Cumulative
b.	Debtor's professional fees & expenses (nonbankruptcy) *Aggregate Total*		$0	$0	$0	$0
	Itemized Breakdown by Firm					
	Firm Name	Role				
i			$0	$0	$0	$0
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UST Form 11-MOR (12/01/2021)   6

Debtor's Name PLx Pharma Inc.   Case No. 23-10456

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Debtor's Name PLx Pharma Inc.   Case No. 23-10456

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c.	All professional fees and expenses (debtor & committees)		$0	$0	$0	$0

Part 6: Postpetition Taxes	**Current Month**	**Cumulative**
a. Postpetition income taxes accrued (local, state, and federal)	$0	$0
b. Postpetition income taxes paid (local, state, and federal)	$0	$0
c. Postpetition employer payroll taxes accrued	$0	$0
d. Postpetition employer payroll taxes paid	$0	$0
e. Postpetition property taxes paid	$0	$0
f. Postpetition other taxes accrued (local, state, and federal)	$0	$0
g. Postpetition other taxes paid (local, state, and federal)	$0	$0

Part 7: Questionnaire - During this reporting period:

a. Were any payments made on prepetition debt? (if yes, see Instructions)   Yes ○   No ●

b. Were any payments made outside the ordinary course of business without court approval? (if yes, see Instructions)   Yes ○   No ●

c. Were any payments made to or on behalf of insiders?   Yes ○   No ●

d. Are you current on postpetition tax return filings?   Yes ●   No ○

e. Are you current on postpetition estimated tax payments?   Yes ●   No ○

f. Were all trust fund taxes remitted on a current basis?   Yes ●   No ○

g. Was there any postpetition borrowing, other than trade credit? (if yes, see Instructions)   Yes ○   No ●

h. Were all payments made to or on behalf of professionals approved by the court?   Yes ○   No ○   N/A ●

i. Do you have: Worker's compensation insurance?   Yes ●   No ○

If yes, are your premiums current?   Yes ●   No ○   N/A ○   (if no, see Instructions)

Casualty/property insurance?   Yes ●   No ○

If yes, are your premiums current?   Yes ●   No ○   N/A ○   (if no, see Instructions)

General liability insurance?   Yes ●   No ○

If yes, are your premiums current?   Yes ●   No ○   N/A ○   (if no, see Instructions)

j. Has a plan of reorganization been filed with the court?   Yes ○   No ●

k. Has a disclosure statement been filed with the court?   Yes ○   No ●

l. Are you current with quarterly U.S. Trustee fees as set forth under 28 U.S.C. § 1930?   Yes ●   No ○

Debtor's Name PLx Pharma Inc.   Case No. 23-10456

Part 8: Individual Chapter 11 Debtors (Only)

a.	Gross income (receipts) from salary and wages	$0
b.	Gross income (receipts) from self-employment	$0
c.	Gross income from all other sources	$0
d.	Total income in the reporting period (a+b+c)	$0
e.	Payroll deductions	$0
f.	Self-employment related expenses	$0
g.	Living expenses	$0
h.	All other expenses	$0
i.	Total expenses in the reporting period (e+f+g+h)	$0
j.	Difference between total income and total expenses (d-i)	$0
k.	List the total amount of all postpetition debts that are past due	$0

l. Are you required to pay any Domestic Support Obligations as defined by 11   Yes ○ No ◉
    U.S.C § 101(14A)?

m. If yes, have you made all Domestic Support Obligation payments?   Yes ○ No ○ N/A ◉

Privacy Act Statement

28 U.S.C. § 589b authorizes the collection of this information, and provision of this information is mandatory under 11 U.S.C. §§ 704, 1106, and 1107. The United States Trustee will use this information to calculate statutory fee assessments under 28 U.S.C. § 1930(a)(6). The United States Trustee will also use this information to evaluate a chapter 11 debtor's progress through the bankruptcy system, including the likelihood of a plan of reorganization being confirmed and whether the case is being prosecuted in good faith. This information may be disclosed to a bankruptcy trustee or examiner when the information is needed to perform the trustee's or examiner's duties or to the appropriate federal, state, local, regulatory, tribal, or foreign law enforcement agency when the information indicates a violation or potential violation of law. Other disclosures may be made for routine purposes. For a discussion of the types of routine disclosures that may be made, you may consult the Executive Office for United States Trustee's systems of records notice, UST-001, "Bankruptcy Case Files and Associated Records." *See* 71 Fed. Reg. 59,818 et seq. (Oct. 11, 2006). A copy of the notice may be obtained at the following link: http://www.justice.gov/ust/eo/rules_regulations/index.htm. Failure to provide this information could result in the dismissal or conversion of your bankruptcy case or other action by the United States Trustee. 11 U.S.C. § 1112(b)(4)(F).

I declare under penalty of perjury that the foregoing Monthly Operating Report and its supporting documentation are true and correct and that I have been authorized to sign this report on behalf of the estate.

/s/ John Halloran   John Halloran
_____   _____
Signature of Responsible Party   Printed Name of Responsible Party

Deputy Chief Restructuring Officer   05/22/2023
_____   _____
Title   Date

Debtor's Name PLx Pharma Inc.

Case No. 23-10456



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Debtor's Name PLx Pharma Inc.   Case No. 23-10456



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Debtor's Name PLx Pharma Inc.   Case No. 23-10456



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THE UNITED STATES BANKRUPTCY COURT
FOR THE DISTRICT OF DELAWARE

In re:	)	
	)	Chapter 11
PLX PHARMA INC., *et al.*,[1]	)	Case No. 23-10456 (MFW)
	)	
	)	(Jointly Administered)
Debtors.	)	
	)	

NOTES TO MONTHLY OPERATING REPORT

On April 13, 2023 (the "**Petition Date**"), the above-captioned debtors and debtors in possession (the "**Debtors**") filed voluntary petitions for relief under chapter 11 of the Bankruptcy Code with the United States Bankruptcy Court for the District of Delaware (the "**Bankruptcy Court**"). Please be advised that the accompanying monthly operating report and the exhibits thereto (the "**MOR**") are unaudited, preliminary, and may not comply with generally accepted accounting principles in the United States of America ("**U.S. GAAP**") in all material respects.

The Debtors historically prepared consolidated quarterly and annual financial statements that were audited annually. The last full year SEC-filed audit was for calendar year 2021. There were subsequent 10-Q reports filed through Q3 2022. The Debtors historically report their financial position on a consolidated basis. The MOR generally reflects the operations and financial position of the Debtors on a non-consolidated basis. Accordingly, the amounts listed in the MOR will likely differ, at times materially, from the historic consolidated financial reports. PLx Pharma Inc.'s only asset and liabilities are its investment in PLx Opco Inc.

Amounts listed in the MOR for prepetition secured debt are consistent with the amounts set forth in the *Debtors' Motion for Entry of (A) Order (I) Approving Bidding Procedures in Connection With Sale of Assets of the Debtors and Related Bid Protections, (II) Approving Form and Manner of Notice, (III) Scheduling Auction and Sale Hearing, (IV) Authorizing Procedures Governing Assumption and Assignment of Certain Contracts and Unexpired Leases, and (V) Granting Related Relief; and (B) Order (I) Approving Asset Purchase Agreement, and (II) Authorizing Sale Free and Clear of all Liens, Claims, Encumbrances, and Other Interests* [Docket No. 19] (the "**Bidding Procedures Motion**") and the order entered by the Court approving the Bidding Procedures [Docket No. 101] (the "**Bidding Procedures Order**") and subject to reconciliation, as set forth therein. Such reconciliation remained ongoing as of April 30, 2023.

The MOR is limited in scope, covers a limited time period, and has been prepared solely for the purpose of complying with the reporting requirements of the Bankruptcy Code and the United States Trustee. The unaudited financial statements have been derived from the Debtors'

---

[1] The Debtors in these chapter 11 cases, along with the last four digits of each Debtor's federal tax identification number, are PLx Pharma Inc. (5704) and PLx Opco Inc. (6588). The mailing address for each of the Debtors is 9 Fishers Lane, Suite E, Sparta, NJ 07871.

books and records. The information presented herein has not been subjected to all procedures that would typically be applied to financial information presented in accordance with U.S. GAAP. Upon the application of such procedures, the financial information could be subject to changes, and these changes could be material. The information furnished in the MOR includes normal recurring adjustments, but does not include all of the adjustments that would typically be made for interim financial statements in accordance with U.S. GAAP.

Given the complexity of the Debtors' business, inadvertent errors, omissions or over-inclusions may have occurred. Accordingly, the Debtors hereby reserve the right to amend or supplement the MOR, if necessary, but shall be under no obligation to do so.

PLx Pharma Inc.
Balance Sheet
As of April 30, 2023

	Apr 30, 23
ASSETS	
Other Assets	
1900 - Investment in PLx Opco	-11,277,965.88
Total Other Assets	-11,277,965.88
TOTAL ASSETS	**-11,277,965.88**
LIABILITIES & EQUITY	
Liabilities	
Long Term Liabilities	
2700 - Dividend Liability	128,721.87
2800 - Series A Preferred Stock	10,578,596.10
2900 - Series B Preferred Stock	1,950,648.56
Total Long Term Liabilities	12,657,966.53
Total Liabilities	12,657,966.53
Equity	
3000 - Common Stock	30,564.92
3200 - Add'l Paid in Capital	186,925,160.40
3300 - Retained Earnings	-210,891,657.73
Total Equity	-23,935,932.41
TOTAL LIABILITIES & EQUITY	**-11,277,965.88**

LX Pharma Inc
Profit & Loss
April 14 - 30, 2023

	Apr 14 - 30, 23
Income	0.00
Expense	
8500 - Equity Gains(losses) sub	155,503.23
Total Expense	155,503.23
Net Income	**-155,503.23**

PLx Pharma Inc.
Statement of Receipts & Disbursements April 14 - April 30th 2023

Name	Description	Amount
Cash Proceeds:		
	Sales	0.00
	Interest	0.00
	Total Cash Receipts	**0.00**
Cash Disbursements:		
		0.00
		0.00
	Total Cash Disbursements	**0.00**

UNITED STATES BANKRUPTCY COURT

DISTRICT OF   DELAWARE

In Re. PLx Opco Inc.   §   Case No. 23-10457

                                                           §
_____   §   Lead Case No.   23-10456
                        Debtor(s)   §

                                                                    ☒ Jointly Administered

Monthly Operating Report   Chapter 11

Reporting Period Ended: 04/30/2023   Petition Date: 04/13/2023

Months Pending: 1   Industry Classification: | 3 | 2 | 5 | 4 |

Reporting Method: Accrual Basis ◉   Cash Basis ○

Debtor's Full-Time Employees (current):   6

Debtor's Full-Time Employees (as of date of order for relief):   6

Supporting Documentation (check all that are attached):

(For jointly administered debtors, any required schedules must be provided on a non-consolidated basis for each debtor)

☒   Statement of cash receipts and disbursements
☒   Balance sheet containing the summary and detail of the assets, liabilities and equity (net worth) or deficit
☒   Statement of operations (profit or loss statement)
☐   Accounts receivable aging
☐   Postpetition liabilities aging
☐   Statement of capital assets
☐   Schedule of payments to professionals
☒   Schedule of payments to insiders
☐   All bank statements and bank reconciliations for the reporting period
☐   Description of the assets sold or transferred and the terms of the sale or transfer

/s/ Shane M. Reil   Shane M. Reil
Signature of Responsible Party   Printed Name of Responsible Party

05/22/2023
Date

                                                           1000 North King Street, Wilmington, DE 19801
                                                           Address

STATEMENT: This Periodic Report is associated with an open bankruptcy case; therefore, Paperwork Reduction Act exemption 5 C.F.R. § 1320.4(a)(2) applies.

UST Form 11-MOR (12/01/2021)   1

Debtor's Name PLx Opco Inc.   Case No. 23-10457

Part 1: Cash Receipts and Disbursements	Current Month	Cumulative
a. Cash balance beginning of month	$9,416,411	
b. Total receipts (net of transfers between accounts)	$0	$0
c. Total disbursements (net of transfers between accounts)	$91,574	$91,574
d. Cash balance end of month (a+b-c)	$9,324,837	
e. Disbursements made by third party for the benefit of the estate	$0	$0
f. Total disbursements for quarterly fee calculation (c+e)	$91,574	$91,574

Part 2: Asset and Liability Status (Not generally applicable to Individual Debtors. See Instructions.)	Current Month
a. Accounts receivable (total net of allowance)	$611,078
b. Accounts receivable over 90 days outstanding (net of allowance)	$0
c. Inventory (Book ● Market ○ Other ○ (attach explanation))	$1,094,903
d Total current assets	$11,858,044
e. Total assets	$12,647,187
f. Postpetition payables (excluding taxes)	$73,836
g. Postpetition payables past due (excluding taxes)	$0
h. Postpetition taxes payable	$0
i. Postpetition taxes past due	$0
j. Total postpetition debt (f+h)	$73,836
k. Prepetition secured debt	$3,000,000
l. Prepetition priority debt	$0
m. Prepetition unsecured debt	$13,727,471
n. Total liabilities (debt) (j+k+l+m)	$16,801,307
o. Ending equity/net worth (e-n)	$-4,154,120

Part 3: Assets Sold or Transferred	Current Month	Cumulative
a. Total cash sales price for assets sold/transferred outside the ordinary course of business	$0	$0
b. Total payments to third parties incident to assets being sold/transferred outside the ordinary course of business	$0	$0
c. Net cash proceeds from assets sold/transferred outside the ordinary course of business (a-b)	$0	$0

Part 4: Income Statement (Statement of Operations) (Not generally applicable to Individual Debtors. See Instructions.)	Current Month	Cumulative
a. Gross income/sales (net of returns and allowances)	$153,017	
b. Cost of goods sold (inclusive of depreciation, if applicable)	$94,860	
c. Gross profit (a-b)	$58,157	
d. Selling expenses	$11,128	
e. General and administrative expenses	$199,255	
f. Other expenses	$0	
g. Depreciation and/or amortization (not included in 4b)	$3,133	
h. Interest	$0	
i. Taxes (local, state, and federal)	$0	
j. Reorganization items	$145	
k. Profit (loss)	$-155,503	$-155,503

UST Form 11-MOR (12/01/2021)   2

Debtor's Name PLx Opco Inc.   Case No. 23-10457

Part 5: Professional Fees and Expenses

			Approved Current Month	Approved Cumulative	Paid Current Month	Paid Cumulative
a.	Debtor's professional fees & expenses (bankruptcy) *Aggregate Total*		$0	$0	$0	$0
	Itemized Breakdown by Firm					
	Firm Name	Role				
i			$0	$0	$0	$0
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			Approved Current Month	Approved Cumulative	Paid Current Month	Paid Cumulative
b.	Debtor's professional fees & expenses (nonbankruptcy) *Aggregate Total*		$0	$0	$0	$0
	Itemized Breakdown by Firm					
	Firm Name	Role				
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	xcix					
	c					
c.	All professional fees and expenses (debtor & committees)		$0	$0	$0	$0

Part 6: Postpetition Taxes	**Current Month**	**Cumulative**
a. Postpetition income taxes accrued (local, state, and federal)	$0	$0
b. Postpetition income taxes paid (local, state, and federal)	$0	$0
c. Postpetition employer payroll taxes accrued	$0	$0
d. Postpetition employer payroll taxes paid	$2,437	$2,437
e. Postpetition property taxes paid	$0	$0
f. Postpetition other taxes accrued (local, state, and federal)	$0	$0
g. Postpetition other taxes paid (local, state, and federal)	$0	$0

Part 7: Questionnaire - During this reporting period:

a. Were any payments made on prepetition debt? (if yes, see Instructions) — Yes ◯ No ⦿

b. Were any payments made outside the ordinary course of business without court approval? (if yes, see Instructions) — Yes ◯ No ⦿

c. Were any payments made to or on behalf of insiders? — Yes ⦿ No ◯

d. Are you current on postpetition tax return filings? — Yes ⦿ No ◯

e. Are you current on postpetition estimated tax payments? — Yes ⦿ No ◯

f. Were all trust fund taxes remitted on a current basis? — Yes ⦿ No ◯

g. Was there any postpetition borrowing, other than trade credit? (if yes, see Instructions) — Yes ◯ No ⦿

h. Were all payments made to or on behalf of professionals approved by the court? — Yes ◯ No ◯ N/A ⦿

i. Do you have: Worker's compensation insurance? — Yes ⦿ No ◯

If yes, are your premiums current? — Yes ⦿ No ◯ N/A ◯ (if no, see Instructions)

Casualty/property insurance? — Yes ⦿ No ◯

If yes, are your premiums current? — Yes ⦿ No ◯ N/A ◯ (if no, see Instructions)

General liability insurance? — Yes ⦿ No ◯

If yes, are your premiums current? — Yes ⦿ No ◯ N/A ◯ (if no, see Instructions)

j. Has a plan of reorganization been filed with the court? — Yes ◯ No ⦿

k. Has a disclosure statement been filed with the court? — Yes ◯ No ⦿

l. Are you current with quarterly U.S. Trustee fees as set forth under 28 U.S.C. § 1930? — Yes ⦿ No ◯

Debtor's Name PLx Opco Inc.   Case No. 23-10457

Part 8: Individual Chapter 11 Debtors (Only)

a.	Gross income (receipts) from salary and wages	$0
b.	Gross income (receipts) from self-employment	$0
c.	Gross income from all other sources	$0
d.	Total income in the reporting period (a+b+c)	$0
e.	Payroll deductions	$0
f.	Self-employment related expenses	$0
g.	Living expenses	$0
h.	All other expenses	$0
i.	Total expenses in the reporting period (e+f+g+h)	$0
j.	Difference between total income and total expenses (d-i)	$0
k.	List the total amount of all postpetition debts that are past due	$0

l. Are you required to pay any Domestic Support Obligations as defined by 11   Yes ○ No ◉
    U.S.C § 101(14A)?

m. If yes, have you made all Domestic Support Obligation payments?   Yes ○ No ○ N/A ◉

Privacy Act Statement

28 U.S.C. § 589b authorizes the collection of this information, and provision of this information is mandatory under 11 U.S.C. §§ 704, 1106, and 1107. The United States Trustee will use this information to calculate statutory fee assessments under 28 U.S.C. § 1930(a)(6). The United States Trustee will also use this information to evaluate a chapter 11 debtor's progress through the bankruptcy system, including the likelihood of a plan of reorganization being confirmed and whether the case is being prosecuted in good faith. This information may be disclosed to a bankruptcy trustee or examiner when the information is needed to perform the trustee's or examiner's duties or to the appropriate federal, state, local, regulatory, tribal, or foreign law enforcement agency when the information indicates a violation or potential violation of law. Other disclosures may be made for routine purposes. For a discussion of the types of routine disclosures that may be made, you may consult the Executive Office for United States Trustee's systems of records notice, UST-001, "Bankruptcy Case Files and Associated Records." *See* 71 Fed. Reg. 59,818 et seq. (Oct. 11, 2006). A copy of the notice may be obtained at the following link: http://www.justice.gov/ust/eo/rules_regulations/index.htm. Failure to provide this information could result in the dismissal or conversion of your bankruptcy case or other action by the United States Trustee. 11 U.S.C. § 1112(b)(4)(F).

I declare under penalty of perjury that the foregoing Monthly Operating Report and its supporting documentation are true and correct and that I have been authorized to sign this report on behalf of the estate.

/s/ John Halloran   John Halloran
_____   _____
Signature of Responsible Party   Printed Name of Responsible Party

Deputy Chief Restructuring Officer   05/22/2023
_____   _____
Title   Date

Debtor's Name PLx Opco Inc.   Case No. 23-10457



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**THE UNITED STATES BANKRUPTCY COURT
FOR THE DISTRICT OF DELAWARE**

In re:	)	Chapter 11
	)	
PLX PHARMA INC., *et al.*,[1]	)	Case No. 23-10456 (MFW)
	)	
	)	(Jointly Administered)
Debtors.	)	
	)	

NOTES TO MONTHLY OPERATING REPORT

On April 13, 2023 (the "**Petition Date**"), the above-captioned debtors and debtors in possession (the "**Debtors**") filed voluntary petitions for relief under chapter 11 of the Bankruptcy Code with the United States Bankruptcy Court for the District of Delaware (the "**Bankruptcy Court**"). Please be advised that the accompanying monthly operating report and the exhibits thereto (the "**MOR**") are unaudited, preliminary, and may not comply with generally accepted accounting principles in the United States of America ("**U.S. GAAP**") in all material respects.

The Debtors historically prepared consolidated quarterly and annual financial statements that were audited annually. The last full year SEC-filed audit was for calendar year 2021. There were subsequent 10-Q reports filed through Q3 2022. The Debtors historically report their financial position on a consolidated basis. The MOR generally reflects the operations and financial position of the Debtors on a non-consolidated basis. Accordingly, the amounts listed in the MOR will likely differ, at times materially, from the historic consolidated financial reports. PLx Pharma Inc.'s only asset and liabilities are its investment in PLx Opco Inc.

Amounts listed in the MOR for prepetition secured debt are consistent with the amounts set forth in the *Debtors' Motion for Entry of (A) Order (I) Approving Bidding Procedures in Connection With Sale of Assets of the Debtors and Related Bid Protections, (II) Approving Form and Manner of Notice, (III) Scheduling Auction and Sale Hearing, (IV) Authorizing Procedures Governing Assumption and Assignment of Certain Contracts and Unexpired Leases, and (V) Granting Related Relief; and (B) Order (I) Approving Asset Purchase Agreement, and (II) Authorizing Sale Free and Clear of all Liens, Claims, Encumbrances, and Other Interests* [Docket No. 19] (the "**Bidding Procedures Motion**") and the order entered by the Court approving the Bidding Procedures [Docket No. 101] (the "**Bidding Procedures Order**") and subject to reconciliation, as set forth therein. Such reconciliation remained ongoing as of April 30, 2023.

The MOR is limited in scope, covers a limited time period, and has been prepared solely for the purpose of complying with the reporting requirements of the Bankruptcy Code and the United States Trustee. The unaudited financial statements have been derived from the Debtors'

---

[1] The Debtors in these chapter 11 cases, along with the last four digits of each Debtor's federal tax identification number, are PLx Pharma Inc. (5704) and PLx Opco Inc. (6588). The mailing address for each of the Debtors is 9 Fishers Lane, Suite E, Sparta, NJ 07871.

books and records. The information presented herein has not been subjected to all procedures that would typically be applied to financial information presented in accordance with U.S. GAAP. Upon the application of such procedures, the financial information could be subject to changes, and these changes could be material. The information furnished in the MOR includes normal recurring adjustments, but does not include all of the adjustments that would typically be made for interim financial statements in accordance with U.S. GAAP.

Given the complexity of the Debtors' business, inadvertent errors, omissions or over-inclusions may have occurred. Accordingly, the Debtors hereby reserve the right to amend or supplement the MOR, if necessary, but shall be under no obligation to do so.

PLx Opco Inc.
Balance Sheet
As of April 30, 2023

	Apr 30, 23
ASSETS	
Current Assets	
Checking/Savings	
1108 · SVB - Checking	249,975.00
1109 · SVB - Money Market	9,074,861.85
Total Checking/Savings	9,324,836.85
Accounts Receivable	611,078.19
Other Current Assets	
1302 · Vendor Deposit	4,154.00
1301 · Prepaid Expenses	811,987.79
1200 · Inventory Asset	1,094,903.25
1300 · S/T Security Deposits	11,083.50
Total Other Current Assets	1,922,128.54
Total Current Assets	11,858,043.58
Fixed Assets	
1500 · Fixed Assets	692,820.22
Total Fixed Assets	692,820.22
Other Assets	
1803 · Lease Asset - LT	90,371.17
1800 · L/T Security Deposits	5,952.00
Total Other Assets	96,323.17
TOTAL ASSETS	**12,647,186.97**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	5,769,393.84
Other Current Liabilities	
2324 · Sales Allowance - Other	75,698.64
2323 · Sales Allowance - Returns	5,439,874.72
2321 · Sales Allowance - Coupons	43,971.58
2320 · Sales Allowance - Retail Trade	451,171.31
2303 · Lease Liability - ST	89,455.61
2302 · Deferred Rent-ST	7,774.99
2020 · Accrued Liabilities	4,913,702.23
Total Other Current Liabilities	11,021,649.08
Total Current Liabilities	16,791,042.92
Long Term Liabilities	
2460 · Lease Liability - LT	10,264.41
Total Long Term Liabilities	10,264.41
Total Liabilities	16,801,307.33
Total Equity	-4,154,120.36
TOTAL LIABILITIES & EQUITY	**12,647,186.97**

PLx Opco Inc
Profit & Loss
April 14 - 30, 2023

	Apr 14 - 30, 2023
Income Statement	
Product Sales	153,017.20
Cost of Goods Sold	94,859.83
Gross Profit	58,157.37
Expense	
7000 · OPERATING EXPENSES	
7002 · Accounting - Support	1,311.33
7005 · Bank Service Charge	1,591.00
7830 · Consultants & Professional Svcs	12,610.61
7820 · IR & Corporate Communications	9,312.96
7900 · Depreciation Expense	3,132.73
7006 · Directors Fees	12,750.00
7112 · Dues/Subscriptions/Books	716.47
7100 · Facilities	6,666.05
7200 · Insurance	33,631.99
7111 · IT Support	3,380.00
7400 · Intellectual Property	3,329.71
7500 · Marketing	
7519 · instor/ecommerce support	4,291.32
7520 · Media - All Other	1,673.74
7514 · Data - Marketing	5,100.00
7511 · Broker	11,127.72
7508 · Samples	1,190.24
Total 7500 · Marketing	23,383.02
7108 · Office Supplies/Expenses	409.14
7600 · Payroll Expenses	101,290.59
Total 7000 · OPERATING EXPENSES	213,515.60
Total Expense	213,515.60
Net Operating Income	-155,358.23
Other Income/Expense	
Other Expense	
8160 · Reorganization Fees	145.00
Total Other Expense	145.00
Net Other Income/(Expense)	-145.00
Net Income/(Loss)	**-155,503.23**

PLx Opco Inc.
April 14th - 30th 2023 Payments to Insiders

Date	Recipient	Reason	Amount
04/28/2023	Natasha Giordano	Gross Wages	26,100.00
04/28/2023	Rita O'Connor	Gross Wages	19,050.00
04/28/2023	Steve Valentino	Gross Wages	13,738.54
		Total Payments to Insiders	**58,888.54**

PLx Opco Inc.
Statement of Receipts & Disbursements April 14 - April 30th 2023

Name	Description	Amount
Cash Proceeds:		
	Sales	0.00
	Interest	0.00
	Total Cash Receipts	**0.00**
Cash Disbursements:		
	Payroll & Benefits	85,669.58
	Customer Programs	5,904.12
	Total Cash Disbursements	**91,573.70**